UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN

STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CRESUD SOCIEDAD ANÓNIMA COMERCIAL INMOBILIARIA FINANCIERA y AGROPECUARIA

(Name of Issuer)

Common Stock, Par Value 1.00 Peso per Share

(Title of Class of Securities)

226406106

(CUSIP Number)

Saúl Zang

Juan Manuel Quintana

Andrés Moncayo

Carolina Zang

María de los Ángeles del Prado

Estudio Zang, Bergel y Viñes

Florida 537, 18th Floor

Buenos Aires, Argentina

+54(11) 4322-0033

(Name, Address and Telephone Number of Person authorized to Receive Notices and Communications)

March 31, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 226406106	SCHEDULE 13D	Page 2 of 21 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Eduardo Elsztain
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC –OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

116,087,450
8. SHARED VOTING POWER

0
9. SOLE DISPOSITIVE POWER

116,087,450
10. SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

116,087,450
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	36.1%
14.	TYPE OF REPORTING PERSON

IN

CUSIP No. 226406106	SCHEDULE 13D	Page 3 of 21 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

IFIS Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC –OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

116,087,450
8. SHARED VOTING POWER

0
9. SOLE DISPOSITIVE POWER

116,087,450
10. SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

116,087,450
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

36.1%
14.	TYPE OF REPORTING PERSON

CO

CUSIP No. 226406106	SCHEDULE 13D	Page 4 of 21 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Inversiones Financieras del Sur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC –OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

116,087,450
8. SHARED VOTING POWER

0
9. SOLE DISPOSITIVE POWER

116,087,450
10. SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

116,087,450
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

36.1%
14.	TYPE OF REPORTING PERSON

CO

CUSIP No. 226406106	SCHEDULE 13D	Page 5 of 21 Pages

STATEMENT PURSUANT TO RULE 13d-1 OF THE

GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED

This Amendment amends and restates the Schedule 13D filed by Cresud Sociedad Anónima Comercial, Inmobiliaria, Financeira y Agropecuaria (“Cresud”) with the Securities and Exchange Commission (the “SEC”) on January 31, 2006 (the “Schedule 13D”).

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value 1.00 Peso per share (the “Cresud Common Stock”), of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, an Argentine stock corporation (“Cresud”). The address of the principal executive office of Cresud is Moreno 877, 23rd Floor, (C1066AAD) Buenos Aires, Argentina.

Item 2. Identity and Background

(a)-(c), (f) This statement is being filed by Eduardo S. Elsztain (“Elsztain”) a citizen of the Republic of Argentina who serves as Chairman of the board of directors of each of IFIS Limited (“IFIS”), a limited liability company, organized under de laws of Bermuda and Inversiones Financieras del Sur S.A., a stock corporation organized under the laws of the Republic of Uruguay (“IFISA” and together with Elsztain and IFIS, the “Reporting Persons”). Elsztain’s principal offices are located at Bolívar 108, 1st floor, Buenos Aires, Argentina; IFIS’ principal offices are located at Wessex House, 45 Reid Street, Hamilton HM 12, Bermuda and IFISA’s principal offices are located at Zabala 1422 2nd floor, Montevideo, Republic of Uruguay.

(d) None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the last five years.

(e) During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule A hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

Item 3. Source and Amount of Funds or Other Consideration

The Cresud Common Stock beneficially owned by the Reporting Persons is composed of (i) 37,025,967 acquired for an aggregate purchase price of US$34,516,777.77, of which 8,762,306 shares included in the above figure result from the conversion of Units and the exercise of Warrants (ii) 19,058,237 Units and (iii) 2,030,947 Warrants. The Units may be converted into 37,530,991 shares of Cresud Common Stock. In addition, the Reporting Persons own 21,089,184 Warrants that are exercisable on the last day of the fiscal quarter following such conversion and give the Reporting Persons the right to buy 41,530.492 shares of Cresud Common Stock at an exercise price of US$0.60936 per Share representing a total amount of US$25,307,021.

The funds used to purchase the Cresud Common Stock were derived from IFISA’s working capital and a capital contribution received from IFIS, IFISA’s principal shareholder, which owns directly 99.975 % of IFISA and Consultores Venture Capital Limited owns the remaining 0.025%. Consultores Venture Capital Limited is a Cayman Islands company controlled by Elsztain with an 85% ownership.

CUSIP No. 226406106	SCHEDULE 13D	Page 6 of 21 Pages

Item 4. Purpose of Transaction

The Reporting Persons received Cresud Convertible Notes from the dividend distribution from IFIS, which may be converted into Shares.

On December 22, 2005 the shareholders of Inversiones Financieras del Sur S.A. (“IFISA”) approved the distribution of dividends in kind for a face value of US$3.5 million Convertible Notes of Cresud, as provided by applicable law and its memorandum of incorporation.

Accordingly, IFIS received from IFISA Convertible Notes of Cresud for a Face Value of US$2.975 million. As resolved by the Board of Directors of IFIS and approved by its principal shareholders, IFIS distributed capital and dividends in kind to its shareholders for a total face value of US$ 2.975 million 8% Convertible Notes of Cresud. In addition, Consultores Venture Capital received 525,000 million 8% Convertible Notes of Cresud of the dividends in kind distributed by IFISA. Those assets were distributed during January 2006.

According to their ownership, our directors E. Elsztain received 722,626 Units, Alejandro G. Elsztain received 35,729 Units, and Duriland received 75,430 Units. In addition, Dolphin Fund, an investment company incorporated in the Isle of Man that is managed by Consultores Venture Capital and controlled by Eduardo Elsztain received 503,435 Units.

As of March 31, 2006, resulting from either the conversion of the Notes or the exercise of the Warrants, Mr. Elsztain owned 1,429,360 shares of Cresud Common Stock. Alejandro G. Elsztain owned 159,430 shares of Cresud Common Stock and 35,729 Units of Cresud’s Convertible Notes. Duriland owned 75,430 Units of Cresud’s Convertible Notes. Consultores Venture Capital Limited owned 525,000 Units of Cresud’s Convertible Notes, and Dolphin Fund Plc., owned 1,459,800 shares of Cresud Common Stock, which together represent 2,889,160 shares of Cresud Common Stock and 600,430 Units of Cresud’s Convertible Notes.

Additionally, those Units may be converted into an amount of 1,252,775 Shares of Cresud Common Stock (assuming all Notes are converted). Moreover, have the right for 636,159 Warrants, which give the right to purchase 1,252,775 additional Shares. Total Shares resulting from the conversion of the Units and the exercise of the Warrants give Mr. Elsztain a beneficial ownership of 5,554,139 Shares representing a 1.7% equity interest in Cresud on a fully diluted basis.

Elsztain is the Chairman of the Board of Directors of IFIS, IFISA, Cresud and IRSA. Elsztain is the beneficial owner of 43.7% of the Shares of IFIS. Elsztain owns directly 24.3% of IFIS and indirectly 2.5% through Duriland S.A., a corporation organized under the laws of the Republic of Uruguay, and 16.9% through Dolphin Fund plc, an Isle of Man limited liability company. IFIS owns 99.975% of IFISA and Consultores Venture Capital Limited own the remaining 0.025%. Elsztain owns 85.0% of Consultores Venture Capital Limited, a company incorporated in the Cayman Islands. By virtue of his beneficial ownership of IFISA, IFIS and Elsztain are beneficial owners of all the Shares of Cresud Common Stock held for the account of IFISA, which represents 34.4% of the fully total Shares of Cresud Common Stock on a fully diluted basis.

Certain shareholders of IFIS gave a power of attorney to IFIS to sell their Cresud Shares resulting from the conversion of Cresud Convertible Notes and the exercise of Warrants, which totaled 951,437 Cresud Convertible Notes.

As of March 31, 2006, IFIS sold in behalf of certain IFIS shareholders the equivalent of 1,873,640 Shares of Cresud Common Stock and exercised the totality of the Warrants. Additionally, subsequent to March 31, 2006, IFIS shorted in behalf of IFIS shareholders 650,580 Shares and sold (long position) 1,222,510 Shares, which will be covered at the time that the Shares from the exercise of the Warrants and several positions will be credit.

CUSIP No. 226406106	SCHEDULE 13D	Page 7 of 21 Pages

Subject to, among other things, availability at prices deemed favorable, the Reporting Persons may purchase additional Units (as defined herein), Notes (as defined herein), Warrants (as defined herein) and/or Shares of Cresud Common Stock from time to time in the open market, in privately negotiated transactions or otherwise.

Except as described above, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule A hereto, has any present plans or intentions that could result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer

As of March 31, 2006, assuming the full conversion of Cresud’s Notes and Warrants owned by the Reporting Persons as described in Item 6, IFISA would own 116,087,450 Shares of Cresud Common Stock, representing 36.1% on a fully diluted basis.

The following is a detailed description of the Reporting Persons’ beneficial ownership and their relationship with Cresud:

(i) Elsztain by virtue of his position and voting power of IFIS may be deemed to beneficially own 43.7% of the Shares of IFISA. Elsztain owns directly 24.3% of the equity of IFIS and indirectly 2.5% through Duriland S.A., a stock corporation organized under the laws of the Republic of Uruguay, and 16.9% through Dolphin Fund plc, a limited liability company incorporated in the Isle of Man. IFIS owns 99.975% of the equity of IFISA. Therefore, Elsztain may be deemed to be the beneficial owner of 43.7% of the issued and outstanding Shares of common stock of IFISA, which in turn owns, on a fully diluted basis, approximately 36.1% of the issued and outstanding Shares of Cresud and approximately 1.8% of the issued and outstanding Shares of IRSA. In addition, Cresud owns, on a fully diluted basis, 34.3% of the issued and outstanding Shares of IRSA. Finally, IRSA owns, on a fully diluted basis, 65.2% of the issued and outstanding Shares of APSA.

(ii) IFIS, as direct owner of 99.975% of the Shares of IFISA, would be the beneficial owner of all the Shares of Cresud Common Stock held for its account, which is 36.0%.

(iii) IFISA would be the direct owner of 116,087,450 Shares of Cresud Common Stock representing approximately 47.1% of the Cresud Common Stock that would be outstanding if no other holder were to convert any Notes or exercise any Warrants.

Given the foregoing, Elsztain, IFIS and IFISA may be deemed to be the beneficial owners of the following Shares, in each case, on a fully diluted basis:

1.	116,057,450 of the issued and outstanding Shares of Cresud, representing 36.1% of all outstanding Shares of Cresud.

Elsztain, IFIS, IFISA and Cresud may be deemed to be the beneficial owners of the following Shares, in each case, on a fully diluted basis:

2.	209,442,298 of the issued and outstanding Shares of IRSA, representing 36.2% of all outstanding Shares of IRSA.

CUSIP No. 226406106	SCHEDULE 13D	Page 8 of 21 Pages

Elsztain, IFIS, IFISA, Cresud and IRSA may be deemed to be the beneficial owners of the following Shares, in each case, on a fully diluted basis:

3.	146,049,539 of the issued and outstanding Shares of APSA, representing 65.2% of all outstanding Shares of APSA.

As of March 31, 2006, assuming full conversion by the Reporting Persons of Cresud’s Notes and exercise of Cresud’s Warrants included in the Units owned by IFISA as discussed in Item 6, and assuming further that none of other Cresud’s shareholders convert their Notes, the Reporting Persons would control 47.1% of the outstanding Shares Cresud Common Stock. Assuming the full conversion by the Reporting Persons of Cresud’s Notes and exercise of the Warrants included in the Units owned by IFISA as well as other Cresud’s shareholders, the Reporting Persons would control 36.1% of Cresud Common Stock.

(iv) Except as set forth from Paragraph (i) to (iii) of this Item 5(a), to the best knowledge of the Reporting Persons, none of the other persons identified pursuant to Item 2 above beneficially owns any Shares of the Alto Palermo Common Stock.

(b) Item 5(a) is incorporated herein by reference.

(c) Transactions by the Reporting Persons or persons named in Schedule A hereto in Cresud Common Stock that were effected during the past 90 days are listed on Annex I, which is incorporated herein by reference.

(d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to a Prospectus (the “Prospectus”), dated October 11, 2002, contained in Cresud’s Registration Statement on Form F-3 No. 333-90476, filed with the Securities and Exchange Commission on June 14, 2002, Cresud offered (the “Offering”) rights to subscribe for an aggregate amount of 50,0000,000 Units (“Units”), each consisting of US$1.00 principal amount of Cresud’s 8% Convertible Notes due 2007 (each, a “Note”) and one non-detachable warrant (each, a “Warrant”) to purchase Shares of Cresud Common Stock, for an aggregate amount of US$50,000,000. All information included in this Schedule 13D pertaining to the Offering, Units, Notes and Warrants is based on information provided in the Prospectus, the indenture governing the Notes and the warrant agreement governing the Warrants.

After December 13, 2002, holders of the Notes may convert, subject to certain conditions, such Notes into Shares of Cresud Common Stock at a conversion price of US$0.5078 per share. The initial conversion price of the Notes is subject to adjustment as described in the Prospectus. The Notes mature on November 14, 2007. Each Warrant is exercisable only if the Note to which such Warrant is attached has been converted, and such Warrant is exercisable on the last day of each quarter following such conversion until expiration of the Warrants on November 14, 2007. Each Warrant entitles the holder to purchase such number of Shares of Cresud Common Stock equal to the number of Shares for which the attached Note was converted. The exercise price for the Warrants is US$0.6093 per share of Cresud Common Stock. Neither the Notes nor the Warrants are separately transferable until, in each case, the Note to which a Warrant is attached is converted.

As described in the Prospectus, pursuant to Argentine law and Cresud’s bylaws, Cresud was required to first offer the subscription rights contained in the Prospectus to all of Cresud’s existing holders of Shares or ADSs. The subscription period for such holders expired on November 13, 2002.

CUSIP No. 226406106	SCHEDULE 13D	Page 9 of 21 Pages

Thereafter, Cresud was permitted to sell any unsubscribed Units to third parties. On November 20, 2002 (the “Issuance Date”), the Reporting Persons purchased 23,848,296 Units for an aggregate purchase price of US$23,848,296. In addition, from December 2002 until April 2004 the Reporting Persons purchased 389,234 Units for an aggregate purchase price of US$720,791.01 and sold 284,505 Units for an aggregate selling price of US$335,490.40. Such Units became convertible (in the case of the Notes) commencing on December 14, 2002 and the Warrants are exercisable on the last day of the fiscal quarter following such conversion. On October 19, 2005, 2,982,384 Units were converted into 5,873,146 Shares and 2,982,384 warrants were added to the portfolio. In January 2006, IFIS distributed 2,975,000 Units to shareholders. Therefore, as of March 31, 2006, the remaining Units amounted to 19,058,237, which may be converted into an amount of 37,530,991 Shares of Cresud Common Stock (assuming all Notes are converted) and have the right to purchase 19,058,237 warrants. Total warrants owned by the Reporting Persons amounted to 21,089,184, which give the right to purchase 41,530,492 Shares. Total Shares resulting from the conversion of the Units and the exercise of the warrants give the Reporting Persons a total of 79,061,483 Shares representing a 24.6% equity interest in Cresud on a fully diluted basis. In the case that IFISA decided to exercise the Warrants, IFISA will have to pay an exercise price of US$0.60936 for each Warrant representing a total amount of US$25,307,021. Other than as set forth above or otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships with respect to any securities of Cresud to which the Reporting Persons is a party.

Item 7. Material to Be Filed as Exhibits

None

CUSIP No. 226406106	SCHEDULE 13D	Page 10 of 21 Pages

Schedule A

1.	Eduardo S. Elsztain

Bolívar 108, 1st floor

(1066) Buenos Aires

Republic of Argentina

Citizen of Argentina

Directors and Executive Officers of IFIS Limited

Directors

1.	Eduardo S. Elsztain

Director

Wessex House, 45 Reid Street

Hamilton HM 12

Bermuda

Citizen of Argentina

2.	Saul Zang

Director Wessex House, 45 Reid Street

Hamilton HM 12

Bermuda

Citizen of Argentina

3.	Mariana Renata Carmona de Elsztain

Director

Wessex House, 45 Reid Street

Hamilton HM 12

Bermuda

Citizen of Argentina

4.	Alejandro Gustavo Elsztain

Director

Wessex House, 45 Reid Street

Hamilton HM 12

Bermuda

Citizen of Argentina

CUSIP No. 226406106	SCHEDULE 13D	Page 11 of 21 Pages

Directors and Executive Officers of Inversiones Financieras del Sur S.A.

Directors

1.	Eduardo S. Elsztain

Chairman of the Board

Zabala 1422, 2nd floor

(11500) Montevideo

Republic of Uruguay

Citizen of Argentina

2.	Eduardo Simon Bartfeld

Director

Zabala 1422, 2nd floor

(11500) Montevideo

Citizen of Uruguay

3.	Olga Stirling

Director

Zabala 1422, 2nd floor

(11500) Montevideo

Citizen of Uruguay

CUSIP No. 226406106	SCHEDULE 13D	Page 12 of 21 Pages

Directors and Executive Officers of

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Directors

1.	Eduardo Sergio Elsztain

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

2.	Saúl Zang

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

3.	Alejandro Gustavo Elsztain

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

4.	Clarisa Diana Lifsic

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

5.	Gabriel Adolfo Resnik

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

6.	Jorge Oscar Fernandez

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

7.	Susan Segal

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of United States of America

CUSIP No. 226406106	SCHEDULE 13D	Page 13 of 21 Pages

8.	Fernando Adrián Elsztain

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

9.	David Alberto Perednik

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

10.	Salvador Darío Bergel

Alternate Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

11.	Juan Carlos Quintana Terán

Alternate Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

12.	Gastón Armando Lernoud

Alternate Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

CUSIP No. 226406106	SCHEDULE 13D	Page 14 of 21 Pages

Senior Management

1.	Eduardo Sergio Elsztain

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

2.	Alejandro Gustavo Elsztain

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

3.	Gabriel Blasi

Chief Financial Officer

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

4.	Alejandro Bartolomé

Chief Production Officer

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

5.	David A. Perednik

Chief Administrative Officer

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

6.	José Luis Rinaldini

Chief Subsidiaries Supervisor

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

7.	Alejandro Casaretto

Chief Real Estate Officer

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

8.	Carlos Blousson

Chief Sales Officer

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

CUSIP No. 226406106	SCHEDULE 13D	Page 15 of 21 Pages

Transactions by the Reporting Persons or persons named in Schedule A hereto in Shares that were effected during the past 90 days

Annex 1

Eduardo S. Elsztain’s transactions in Cresud

Name	Transaction Type	Trade Date	Amount of Units	Price per ADR		Place
Eduardo S. Elsztain	Sell Short	2/22/2006	4,000	US$	14.02	Nasdaq
Eduardo S. Elsztain	Sell Short	2/23/2006	2,300	US$	13.95	Nasdaq
Eduardo S. Elsztain	Add Long	2/23/2006	142,233		—	Nasdaq
Eduardo S. Elsztain	Sell Short	3/1/2006	10,330	US$	14.42	Nasdaq
Eduardo S. Elsztain	Add Long	3/2/2006	6,000	US$	14.24	Nasdaq
Eduardo S. Elsztain	Sell Short	3/3/2006	7,000	US$	14.04	Nasdaq
Eduardo S. Elsztain	Add Long	3/7/2006	2,000	US$	13.90	Nasdaq
Eduardo S. Elsztain	Sell Short	3/9/2006	200	US$	13.30	Nasdaq
Eduardo S. Elsztain	Sell	3/13/2006	2,000	US$	13.45	Nasdaq
Eduardo S. Elsztain	Sell	3/14/2006	5,000	US$	13.63	Nasdaq
Eduardo S. Elsztain	Sell	3/16/2006	2,000	US$	13.75	Nasdaq
Eduardo S. Elsztain	Sell	3/17/2006	7,000	US$	13.81	Nasdaq
Eduardo S. Elsztain	Sell	3/20/2006	10,000	US$	14.08	Nasdaq
Eduardo S. Elsztain	Sell	3/28/2006	15,000	US$	13.92	Nasdaq
Eduardo S. Elsztain	Sell	3/29/2006	12,000	US$	14.21	Nasdaq
Eduardo S. Elsztain	Add Long	2/23/2006	142,233		—	Nasdaq

CUSIP No. 226406106	SCHEDULE 13D	Page 16 of 21 Pages

Alejandro G. Elsztain’s transactions in Cresud

Name	Transaction Type	Trade Date	Amount of ADRs	Price per ADR		Place
Alejandro G. Elsztain	Buy	01/18/06	4,670	US$	10.67	Nasdaq
Alejandro G. Elsztain	Buy	01/23/06	4,670	US$	10.45	Nasdaq
Alejandro G. Elsztain	Sell	1/31/2006	12,000	US$	12.01	Nasdaq
Alejandro G. Elsztain	Sell	2/28/2006	4,440	US$	14.00	Nasdaq
Alejandro G. Elsztain	Sell	3/24/2006	4,057	US$	14.18	Nasdaq

Saul Zang’s transactions in Cresud

Name	Transaction Type	Trade Date	Amount of ADRs	Price per ADR		Place
Saúl Zang	Sell	2/17/2006	10,700	US$	12.81	Nasdaq
Saúl Zang	Sell Short	3/8/2006	3,000	US$	14.00	Nasdaq
Saúl Zang	Add Long	3/22/2006	5,711		—	Nasdaq
Saúl Zang	Sell	3/23/2006	2,300	US$	14.31	Nasdaq

Clarisa Lifsic’s transactions in Cresud

Name	Transaction Type	Trade Date	Amount of Shares	Price per Share	Place
Clarisa Lifsic	Sell	02/09/2006	40,000	4.18	Buenos Aires Stock Exchange

Alejandro Bartolome’s transactions in Cresud

Name	Transaction Type	Trade Date	Amount of Shares	Price per Share	Place
Alejandro Bartolomé	Sell	03/01/06	2,000	4.25	Buenos Aires Stock Exchange

CUSIP No. 226406106	SCHEDULE 13D	Page 17 of 21 Pages

Alejandro Casaretto’s transactions in Cresud

Name	Transaction Type	Trade Date	Amount of Shares	Price per Share	Place
Alejandro Casaretto	Sell	02/24/2006	5,000	4.30	Buenos Aires Stock Exchange
Alejandro Casaretto	Sell	03/10/2006	5,000	4.21	Buenos Aires Stock Exchange
Alejandro Casaretto	Sell	03/23/2006	5,000	4.30	Buenos Aires Stock Exchange

Carlos Blousson’s transactions in Cresud

Name	Transaction Type	Trade Date	Amount of Shares	Price per Share	Place
Carlos Blousson	Sell	02/14/06	1,300	3.65	Buenos Aires Stock Exchange
Carlos Blousson	Sell	03/21/06	800	4.30	Buenos Aires Stock Exchange

IFISA’s transactions in Cresud

Transaction Type	Trade Date	Amount of ADRs	Price per ADR		Place
Buy	12/27/2005	7,959	US$	10.21	Nasdaq
Buy	12/28/2005	9,600	US$	10.33	Nasdaq
Buy	12/29/2005	7,500	US$	10.52	Nasdaq
Buy	12/30/2005	10,000	US$	10.57	Nasdaq
Sell Long	1/4/2006	5,200	US$	11.21	Nasdaq
Buy	1/23/2006	17,300	US$	10.43	Nasdaq
Cover Short	2/21/2006	10,000	US$	14.43	Nasdaq
Cover Short	2/23/2006	10,000	US$	14.43	Nasdaq
Sell Long	2/28/2006	7,000	US$	14.05	Nasdaq
Sell Long	3/1/2006	7,000	US$	14.37	Nasdaq
Sell Long	3/2/2006	4,000	US$	14.24	Nasdaq
Sell Long	3/3/2006	12,000	US$	14.01	Nasdaq
Sell Long	3/6/2006	1,000	US$	14.05	Nasdaq
Add Long	3/23/2006	167,364	US$	14.43	Nasdaq
Sell Long	3/28/2006	20,000	US$	13.91	Nasdaq

CUSIP No. 226406106	SCHEDULE 13D	Page 18 of 21 Pages

IFISA’s transactions in Cresud

Transaction Type	Trade Date	Amount of Shares	Price per Share	Place
Buy	12/27/2005	1,000	Ps.3.150	Buenos Aires Stock Exchange
Buy	12/28/2005	4,700	Ps.3.176	Buenos Aires Stock Exchange
Buy	12/29/2005	14,909	Ps.3.217	Buenos Aires Stock Exchange
Buy	1/2/2006	12,520	Ps.3.257	Buenos Aires Stock Exchange
Buy	1/16/2006	1,650	Ps.3.440	Buenos Aires Stock Exchange

CUSIP No. 226406106	SCHEDULE 13D	Page 19 of 21 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: May 17, 2006

Eduardo S. Elsztain

/s/ Eduardo S. Elsztain
Name: Eduardo S. Elsztain

CUSIP No. 226406106	SCHEDULE 13D	Page 20 of 21 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: May 17, 2006

IFIS Limited

/s/ Eduardo S. Elsztain
Name: Eduardo S. Elsztain
Title: Chairman of the Board

CUSIP No. 226406106	SCHEDULE 13D	Page 21 of 21 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED May 17, 2006

Inversiones Financieras del Sur S.A.
/s/ Eduardo S. Elsztain
Name: Eduardo S. Elsztain Title: Chairman of the Board